September 30, 2014 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2014	December 31, 2013

		$	$
ASSETS
Current assets
Cash and cash equivalents		539,489	589,180
Term deposits		22,800	34,702
Restricted cash		262	262
Marketable securities		4,520	4,387
Accounts receivable and other		81,035	89,231
Inventories		224,769	244,042
		872,875	961,804
Investment in associate		-	10,949
Deferred income tax assets		530	997
Other assets		61,398	37,330
Defined benefit pension plan		14,270	13,484
Property, plant and equipment		5,872,154	5,684,382
Goodwill		526,296	526,296
		7,347,523	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		185,013	211,406
Current debt	5	8,127	16,402
		193,140	227,808
Debt	5	586,652	585,006
Other non-current liability	4(b)	48,452	-
Asset retirement obligations		87,004	85,259
Deferred income tax liabilities		864,019	842,305
		1,779,267	1,740,378
Equity
Share capital	6	5,315,352	5,314,589
Treasury stock		(13,480)	(10,953)
Contributed surplus		38,380	78,557
Accumulated other comprehensive loss		(16,995)	(17,056)
Deficit		(67,720)	(143,401)
Total equity attributable to shareholders of the Company		5,255,537	5,221,736
Attributable to non-controlling interests		312,719	273,128
		5,568,256	5,494,864
		7,347,523	7,235,242

Aproved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,

	2014	2013	2014	2013
	$	$	$	$
Revenue
Metal sales	263,510	287,254	808,877	892,251

Cost of sales
Production costs	123,503	120,753	380,812	367,254
Inventory write-down	7,577	-	7,577	-
Depreciation and amortization	39,341	40,461	129,008	112,809
	170,421	161,214	517,397	480,063
Gross profit	93,089	126,040	291,480	412,188

Exploration expenses	3,488	9,866	11,273	27,730
General and administrative expenses	17,430	14,671	52,373	49,396
Defined benefit pension plan expense	407	616	1,223	1,864
Share based payments	3,253	3,765	15,528	15,933
Foreign exchange loss (gain)	4,468	(939)	1,554	4,879
Operating profit	64,043	98,061	209,529	312,386

Loss (gain) on disposal of assets	278	(120)	2,103	(135)
Loss (gain) on marketable securities and other investments	122	-	1,444	(21)
Loss on investments in associates	-	1,426	102	2,549
Impairment loss on investment in associates	-	12,707	-	12,707
Other income	(4,206)	(2,460)	(7,053)	(7,574)
Asset retirement obligation accretion	582	278	1,745	1,003
Interest and financing costs	6,832	9,748	23,153	31,310

Profit before income tax	60,435	76,482	188,035	272,547
Income tax expense	38,900	38,152	96,343	233,954
Profit for the period	21,535	38,330	91,692	38,593

Attributable to:
Shareholders of the Company	19,791	36,410	88,691	34,221
Non-controlling interests	1,744	1,920	3,001	4,372
Profit for the period	21,535	38,330	91,692	38,593

Weighted average number of shares outstanding
Basic	716,284	715,038	716,254	714,901
Diluted	716,284	715,364	716,254	715,229

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.03	0.05	0.12	0.05
Diluted earnings per share	0.03	0.05	0.12	0.05

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Profit for the period	21,535	38,330	91,692	38,593
Other comprehensive gain (loss):
Change in fair value of available-for-sale financial assets	(687)	(321)	(840)	(1,721)
Realized gains on disposal of available-for-sale financial assets	142	-	901	(17)
Total other comprehensive gain (loss) for the period	(545)	(321)	61	(1,738)
Total comprehensive income for the period	20,990	38,009	91,753	36,855

Attributable to:
Shareholders of the Company	19,246	36,089	88,752	32,483
Non-controlling interests	1,744	1,920	3,001	4,372
	20,990	38,009	91,753	36,855

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		21,535	38,330	91,692	38,593
Items not affecting cash:
Asset retirement obligation accretion		582	278	1,745	1,003
Depreciation and amortization		39,341	40,461	129,008	112,809
Unrealized foreign exchange loss (gain)		708	(44)	584	480
Deferred income tax expense		12,516	7,388	22,183	143,836
Loss (gain) on disposal of assets		278	(120)	2,103	(135)
Loss on investments in associates		-	1,426	102	2,549
Impairment loss on investment in associates		-	12,707	-	12,707
Loss (gain) on marketable securities and other investments		122	-	1,444	(21)
Share based payments		3,253	3,765	15,528	15,933
Defined benefit pension plan expense		407	616	1,223	1,864
		78,742	104,807	265,612	329,618

Changes in non-cash working capital	9	13,447	15,454	(41,153)	(20,811)
		92,189	120,261	224,459	308,807
Investing activities
Net cash used on acquisition of subsidiary	4(a)	-	-	(30,318)	-
Purchase of property, plant and equipment		(102,758)	(119,055)	(291,105)	(336,818)
Proceeds from the sale of property, plant and equipment		(36)	412	140	604
Proceeds on production from tailings retreatment		6,539	9,438	27,096	24,666
Purchase of marketable securities		(818)	-	(1,670)	-
Proceeds from the sale of marketable securities		269	-	1,134	332
Investments in associates		-	-	-	(6,357)
Redemption of (investment in) term deposits		2,226	161,841	11,902	(59,600)
Increase (decrease) in restricted cash		11	(17)	13	(12)
		(94,567)	52,619	(282,808)	(377,185)
Financing activities
Issuance of common shares for cash		438	1,945	438	3,546
Investment by non-controlling interest	4(b)	-	-	40,000	-
Dividend paid to shareholders		(6,546)	(34,708)	(13,010)	(84,949)
Dividends paid to non-controlling interest		(3,410)	-	(4,225)	-
Purchase of treasury stock		-	-	(6,413)	(6,462)
Long-term and bank debt proceeds		8,127	3,565	24,490	15,977
Long-term and bank debt repayments		(16,240)	-	(32,622)	(10,354)
Loan financing costs		-	-	-	(383)
		(17,631)	(29,198)	8,658	(82,625)
Net increase (decrease) in cash and cash equivalents		(20,009)	143,682	(49,691)	(151,003)
Cash and cash equivalents - beginning of period		559,498	522,158	589,180	816,843

Cash and cash equivalents - end of period		539,489	665,840	539,489	665,840

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Share capital
Balance beginning of period		5,314,813	5,306,947	5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		438	1,945	438	3,546
Transfer of contributed surplus on exercise of options		101	694	101	1,683
Transfer of contributed surplus on exercise of deferred
phantom units		-	184	224	3,584
Balance end of period		5,315,352	5,309,770	5,315,352	5,309,770

Treasury stock
Balance beginning of period		(14,845)	(11,775)	(10,953)	(7,445)
Purchase of treasury stock		-	-	(6,413)	(6,462)
Shares redeemed upon exercise of restricted share units		1,365	691	3,886	2,823
Balance end of period		(13,480)	(11,084)	(13,480)	(11,084)

Contributed surplus
Balance beginning of period		37,197	71,389	78,557	65,382
Share based payments		3,390	3,685	15,140	16,213
Shares redeemed upon exercise of restricted share units		(1,365)	(691)	(3,886)	(2,823)
Recognition of other non-current liability and related costs	4(b)	(741)	-	(51,106)	-
Partial reversal of non-controlling interest acquired on buy-out		-	2,911	-	2,911
Transfer to share capital on exercise of options and deferred
phantom units		(101)	(878)	(325)	(5,267)
Balance end of period		38,380	76,416	38,380	76,416

Accumulated other comprehensive loss
Balance beginning of period		(16,450)	(25,952)	(17,056)	(24,535)
Other comprehensive gain (loss) for the period		(545)	(321)	61	(1,738)
Balance end of period		(16,995)	(26,273)	(16,995)	(26,273)

Retained earnings (deficit)
Balance beginning of period		(80,965)	542,446	(143,401)	594,876
Dividends paid		(6,546)	(34,708)	(13,010)	(84,949)
Profit attributable to shareholders of the Company		19,791	36,410	88,691	34,221
Balance end of period		(67,720)	544,148	(67,720)	544,148
Total equity attributable to shareholders of the Company		5,255,537	5,892,977	5,255,537	5,892,977
Non-controlling interests
Balance beginning of period		310,975	286,302	273,128	284,100
Profit attributable to non-controlling interests		1,744	1,920	3,001	4,372
Dividends declared to non-controlling interests		-	(7,584)	(3,410)	(7,584)
Increase (decrease) during the period	4(b)	-	(3,161)	40,000	(3,411)
Balance end of period		312,719	277,477	312,719	277,477

Total equity		5,568,256	6,170,454	5,568,256	6,170,454

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd (“Glory”) in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

3.	Adoption of new accounting standards

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

•	IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
1

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards (continued)
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

4.	Acquisitions and other transactions
a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This net reduction of cash was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with a third party (“Third Party”).

As a result of these Agreements, Third Party acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and Third Party associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option and $2,654 of transaction costs were recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of September 30, 2014 is $48,452.

2

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt

	September 30, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	8,127	16,402

Non-current:
Senior notes (b)	586,652	585,006
Total debt	594,779	601,408

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,254) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014, the term of the facility was extended to January 28, 2015. This facility is unsecured.

During the quarter ended September 30, 2014, Jinfeng repaid the full amount under this facility and concurrently drew down RMB 50.0 million ($8,127) and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13,348 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2014 was $600.4 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,950) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,026) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2014 was 4.59%.

As at September 30, 2014, RMB 647.1 million ($105,177) had been drawn under the entrusted loan.

Subsequent to September 30, 2014, RMB 0.7 million ($117) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

3

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2014 there were no non-voting common shares outstanding (December 31, 2013 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Share issued upon exercise of share options, for cash	60,914	438
Estimated fair value of share options exercised		101
Common shares issued for deferred phantom units	31,920	224

At September 30, 2014	716,309,524	5,315,352

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421
Granted	7.82	6,210,824
Exercised	7.84	(60,914)
Forfeited	12.53	(1,505,904)
At September 30,	11.70	21,397,427

At September 30, 2014, 15,598,680 share options (September 30, 2013 – 12,347,754) with a weighted average exercise price of Cdn$12.86 (September 30, 2013 – Cdn$13.42) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2014 was $2,014 (YTD – $9,091).

(b) Restricted share unit plan

A total of 877,753 restricted share units (“RSUs”) at a grant-date fair value of Cdn$7.84 per unit were granted during the period ended September 30, 2014 under the Company’s RSU plan and 292,584 RSUs were exercisable as at September 30, 2014.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

4

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the quarter ended September 30, 2014 is as follows:

Total RSUs
Balance at December 31, 2013	774,845
RSUs Granted	877,753
Redeemed	(528,062)
Forfeited	-
Balance at September 30, 2014	1,124,536

As at September 30, 2014, 1,124,536 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 320,069 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended September 30, 2014 was $1,376 (YTD – $6,049).

(c) Deferred share units plan

At September 30, 2014, 253,865 deferred share units (“DSUs”) were outstanding with a value of $1,711, which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $137 for the period ended September 30, 2014 (YTD expense – $388).

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at September 30, 2014 are marketable securities. No liabilities are measured at fair value on a recurring basis as at September 30, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

5

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2014 $	2013 $	2014 $	2013 $

Changes in non-cash working capital
Accounts receivable and other	(3,955)	16,800	(15,010)	11,109
Inventories	5,859	(4,909)	10,224	(6,815)
Accounts payable and accrued liabilities	11,543	3,563	(36,367)	(25,105)
Total	13,447	15,454	(41,153)	(20,811)

Supplementary cash flow information
Income taxes paid	26,024	20,533	66,357	77,802
Interest paid	188	348	17,548	17,704

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.
•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China.
•	The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil.
•	The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece.
•	The Romania reporting segment includes the Certej project and exploration activities in Romania.
•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

6

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the three months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	135,913	106,087	6,267	15,243	-	-	263,510
Production costs	49,413	54,334	8,046	11,710	-	-	123,503
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	12,689	22,894	1,267	2,345	1	145	39,341
Gross profit (loss)	73,811	28,859	(10,623)	1,188	(1)	(145)	93,089

Other material items of income and expense
Exploration costs	691	813	986	234	242	522	3,488
Income tax expense (recovery)	28,544	7,976	1,377	1,003	-	-	38,900

Additions to property, plant and
equipment during the period	20,328	12,264	1,227	67,748	3,915	25	105,507

For the three months ended September 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	150,160	117,762	9,414	9,918	-	-	287,254
Production costs	45,461	61,383	7,297	6,612	-	-	120,753
Depreciation	10,081	26,510	1,174	2,282	-	414	40,461
Gross profit (loss)	94,618	29,869	943	1,024	-	(414)	126,040

Other material items of income and expense
Exploration expenses	5,370	1,484	1,395	274	154	1,189	9,866
Income tax expense(recovery)	32,569	9,067	195	(3,679)	-	-	38,152

Additions to property, plant and
equipment during the period	42,429	27,928	1,088	41,832	5,597	771	119,645

7

10. Segment information (continued)

For the nine months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	387,885	351,879	28,763	40,350	-	-	808,877
Production costs	146,934	174,175	27,074	32,629	-	-	380,812
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	38,706	78,898	4,338	6,505	1	560	129,008
Gross profit (loss)	202,245	98,806	(10,226)	1,216	(1)	(560)	291,480

Other material items of income and expense
Exploration costs	1,805	1,932	3,156	880	1,363	2,137	11,273
Income tax expense (recovery)	62,239	27,529	572	6,003	-	-	96,343

Additions to property, plant and
equipment during the period	61,367	32,742	3,106	187,784	9,588	295	294,882

Information about assets and liabilities
Property, plant and equipment (*)	875,588	1,424,597	203,770	2,739,708	626,491	2,000	5,872,154
Goodwill	-	52,514	-	473,782	-	-	526,296
	875,588	1,477,111	203,770	3,213,490	626,491	2,000	6,398,450

Debt	-	8,127	-	-	-	586,652	594,779

For the nine months ended September 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	489,756	333,230	33,254	36,011	-	-	892,251
Production costs	145,828	167,466	21,858	32,102	-	-	367,254
Depreciation	32,161	68,095	3,281	7,859	-	1,413	112,809
Gross profit (loss)	311,767	97,669	8,115	(3,950)	-	(1,413)	412,188

Other material items of income and expense
Exploration expenses	10,335	4,458	5,876	1,188	637	5,236	27,730
Income tax expense	85,367	24,503	1,899	122,022	108	55	233,954

Additions to property, plant and
equipment during the period	137,920	77,562	8,612	99,247	17,440	1,649	342,430

For the year ended December 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

* Net of revenues from sale of production from tailings retreatment

8

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2 Economic dependence

At September 30, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine China National Gold Group

White Mountain Mine Refinery of Shandong Humon Smelting Co. Ltd.

10.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

9